Exhibit 99.2

CIMATRON LTD.

PROXY FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 6, 2015
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints ASAF HAREL and JONATHAN M. NATHAN and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Cimatron Ltd. (the "Company"), held of record in the name of the undersigned at the close of business on December 1, 2014, at the Extraordinary General Meeting of Shareholders (the "Meeting") to be held at the executive offices of the Company, 11 Gush Etzion St., 4th Floor, Givat Shmuel 54030, Israel, on Tuesday, January 6, 2015 at 10:00 a.m. (Israel time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of Extraordinary General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement (the "Proxy Statement") of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

If no direction is made with respect to the proposal for the Meeting, this Proxy will be voted "FOR" that proposal and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof (including voting on the adjournment or postponement of such meetings). Any and all proxies heretofore given by the undersigned are hereby revoked.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

CIMATRON LTD.

January 6, 2015

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
↓Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE MERGER AND MERGER AGREEMENT DESCRIBED IN PROPOSAL 1 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
Directions (Proposal 1) If you are Merger Sub, Parent, 3D Systems or a person holding at least 25% of the means of control of any of them, or anyone acting on behalf of any of them, including any of their affiliates (as described in the Proxy Statement) and wish to vote "For" or "Against" Proposal 1, you should not fill out this proxy card but should instead contact Ilan Erez (our Chief Financial Officer) at ilane@cimatron.com, facsimile: +972-73- 237-0267, who will advise you as to how to submit your vote.	1.	Approval, pursuant to Section 320 of the Companies Law, of the merger of Cimatron with Merger Sub, including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Cimatron, with Cimatron surviving and becoming a direct, whollyowned subsidiary of Parent; (ii) the Merger Agreement; (iii) the Merger Consideration to be received by Cimatron's shareholders in the Merger, consisting of US$8.97 in cash, subject to potential reduction as described in the Merger Agreement; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, which is attached as Appendix A to the Proxy Statement, including the payment of transaction bonuses to officers and directors of Cimatron in an amount of up to US $1.5 million (all capitalized terms are defined in the accompanying Proxy Statement.)	☐	☐	☐

	By filling out and returning this proxy card with respect to the above proposal, the undersigned hereby confirms (whether voting "For" or "Against" such proposal) that he, she or it is not Merger Sub, Parent, 3D Systems or a person holding at least 25% of the means of control of any of them, or anyone acting on behalf of any of them, including any of their affiliates. If you are one of the above described persons or entities and wish to vote "For" or "Against" this proposal, you should not fill out this proxy card but should instead follow the "Directions" opposite.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
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Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.